Exhibit 99.1
NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES THE APPOINTMENT OF THOMAS P. STAN AND THE RETIREMENT OF ALLEN R. SELLO FROM ITS BOARD OF DIRECTORS
Edmonton, Alberta, July 14, 2016 - North American Energy Partners Inc. ("NAEP" or the "Company") (TSX/NYSE: NOA) today announced the appointment of Mr. Thomas P. Stan to its Board of Directors. Mr. Stan is a senior executive with broad based experience in the E&P, oilfield services and investment banking industries.
Mr. Stan has served as a board member on a number of public and private Corporations and is currently the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company focused on exploration and production in Manitoba and Saskatchewan.  Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning.  After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada. Mr. Stan received his Bachelor of Commerce degree in Finance and Economics from the University of Saskatchewan.
The Company also announces the retirement of Mr. Allen R. Sello from the Board of Directors. Mr. Sello has been a valued member of the Board since 2006, serving on several committees of the board, including chairing the Company's Audit Committee from February of 2006 to May of 2016. North American Energy Partners Inc. thanks Mr. Sello for his commitment to the Company, and wishes him all the best in his future endeavours.
About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.
For further information contact:
David Brunetta, CPA, CMA
Director, Investor Relations
North American Energy Partners Inc.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca

Since 1953   •   Heavy Construction & Mining

Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca